As filed with the Securities and Exchange Commission on December 27, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KINTERA, INC.

(Exact name of registrant as specified in its charter)

Delaware	74-2947183
(State of Incorporation)	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harry E. Gruber, M.D.

President and Chief Executive Officer

Kintera, Inc.

9605 Scranton Road, Suite 240

San Diego, CA 92121

(858) 795-3000

(Name, address, including zip code, and telephone number, including area code, and address of agent for service)

Copy to:

Scott M. Stanton, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, CA 92030

(858) 720-5100

Approximate date of commencement of proposed sale to public: From time to time, after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered (2)	Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock	4,072,243 shares	$1.28 (3)	$5,212,471	$558
Common Stock to be Issued upon Exercise of Warrants	1,200,000 shares	$1.60 (4)	$1,920,000	$206
Total	5,272,243 shares		$7,132,471	$764

(1)	This registration statement also covers rights to purchase shares of our Series A preferred stock (the “Rights”) that are attached to all shares of our common stock. Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by the certificates for common stock and will be transferable along with and only with the common stock. The value attributable to the Rights, if any, is reflected in the value of our common stock.
(2)	In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions applicable to shares underlying the warrants.
(3)	Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee, based upon the average of the high and low sale prices of our common stock on December 20, 2006 on the Nasdaq Global Market.
(4)	Calculated in accordance with Rule 457(g) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee, based on the price at which the warrants may be exercised.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 27, 2006

PRELIMINARY PROSPECTUS

5,272,243 Shares

Common Stock

This prospectus relates to the resale of 5,272,243 shares of our common stock, which includes 4,072,243 shares of our common stock issued to selling stockholders in private placement transactions and 1,200,000 shares of our common stock that may be issued upon exercise of warrants issued to selling stockholders in a private placement transaction. We are registering our common stock for resale by these selling stockholders who may offer such shares for sale from time to time at market prices prevailing at the time of sale or at privately negotiated prices. The selling stockholders may sell the shares directly to purchasers or through underwriters, broker-dealers or agents that may receive compensation in the form of discounts, concessions or commissions. See “Plan of Distribution” for more information. We will not receive any of the proceeds from the disposition of the shares offered under this prospectus. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a cashless exercise basis. We will bear costs relating to the registration of these shares.

Our common stock is traded on the Nasdaq Global Market under the symbol “KNTA.” On December 18, 2006, the last reported sales price for our common stock as quoted on the Nasdaq Global Market was $1.31 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on Page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    , 2006

You should rely only on the information contained in this prospectus or other information to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

OUR COMPANY

We are an innovative provider of software and services that enable nonprofit organizations to use the Internet to increase donations, reduce fundraising costs, improve operations and build awareness and affinity for their causes by bringing employees, volunteers and donors together in online, interactive communities. Many of the more than 2 million nonprofit organizations registered with the Internal Revenue Service in the United States use Internet software tools to enhance their fundraising and communication efforts. Based on information published by the Nonprofit Times, a publication for nonprofit managers, we estimate online giving to have been approximately $3 billion in 2005, and we believe this amount will continue to grow.

Our flagship product, Kintera Sphere, is managed as a single system and offered to nonprofit organizations as a service accessed with a web browser. Nonprofit organizations use Kintera Sphere to manage their websites, special events and membership, organize individuals, advocate causes, perform wealth screening, raise major gifts, deliver services and programs and execute personalized marketing campaigns. We also offer services, software and data to nonprofit organizations to assist them with their fundraising efforts and awareness campaigns as well as directed giving programs tools and services, accounting software and consulting and advocacy services.

We primarily enter into customer contracts for Kintera Sphere that are one year or more in duration. Our customers pay us upfront fees and monthly service fees for access to Kintera Sphere and transaction-based fees tied to the donations and purchases we process. We also enter into service contracts and implementation contracts that are 12 months or longer in duration.

Since launching our service in the first quarter of 2001, we have experienced significant growth with our total online donations processed increasing from $9.0 million in 2002 to $53.0 million in 2003 to $149.2 million in 2004 and $302.0 million in 2005. Acquisitions have been an important part of our development to date. These acquisitions enabled us to expand our service offerings to include wealth profiling and screening services, directed giving programs, accounting software, online grants, consulting and advocacy services. We may continue to acquire companies that provide us with proprietary technology, access to key accounts, or personnel with significant experience in the nonprofit industry.

We were incorporated in Delaware on February 8, 2000, and we changed our name to Kintera, Inc. on July 31, 2000.

THE OFFERING

On December 15, 2006, we completed the sale of 4,000,000 shares of our common stock and warrants to purchase up to 1,200,000 shares of our common stock for gross proceeds of $5,000,000 in a private placement transaction with institutional investors, which we refer to in this prospectus as the private placement. This prospectus relates to the resale of up to (i) 5,200,000 shares of our common stock sold in the private placement or issuable upon exercise of the warrants sold in the private placement and (ii) 72,243 shares of common stock held by one of our stockholders. We are registering our common stock for resale by the selling stockholders. The prices at which these stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions. See “Plan of Distribution” for more information.

RISK FACTORS

You should consider each of the following factors as well as the other information in this prospectus in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline, which could result in a complete loss of your investment. You should also refer to the other information set forth in this prospectus and incorporated by reference into this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

Because we have a limited operating history, it is difficult to evaluate our prospects.

We incorporated in February 2000 and first achieved meaningful revenues in 2001. As a result, we will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. These risks include the following:

•	we may not increase our sales to our existing customers and expand our customer base;

•	fees related to Kintera Sphere are our principal source of revenues, and we may not successfully introduce new services and enhance existing services of Kintera Sphere;

•	we may not successfully expand our sales and marketing efforts;

•	we may not attract and retain key sales, technical and management personnel; and

•	we may not effectively manage our anticipated growth.

In addition, because of our limited operating history and the early stage of the market for online fundraising solutions, we have limited insight into trends that may emerge and affect our business.

We have a history of losses, and we may not achieve or maintain profitability.

We have experienced operating and net losses in each fiscal quarter since our inception, and as of September 30, 2006, we had an accumulated deficit of $118.2 million. We incurred net losses of $6.9 million and $23.2 million for the three and nine months ended September 30, 2006 and net losses of $8.3 and $30.1 million for the three and nine months ended September 30, 2005. We will need to increase revenues and reduce operating expenses to achieve profitability, and we may not be able to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We may also fail to accurately estimate our increased operating expenses as we grow. If our operating expenses exceed our expectations, our financial performance will be adversely affected. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock.

Our operating results have fluctuated and may fluctuate significantly, and these fluctuations may cause our stock price to fall.

Our operating results have varied significantly in the past and will likely vary in the future as the result of fluctuations in our revenues and operating expenses. For example, our net revenue decreased to $11.7 million for the three months ended September 30, 2006 from $12.1 million for the three months ended September 30, 2005 while our net revenue for the nine months ended September 30, 2006 increased to $35.2 million from $31.9 million for the nine months ended September 30, 2005. Our net loss decreased to $6.9 million and $23.2 million for the three and nine months ended September 30, 2006, from $8.3 million and $30.1 million for the three and nine months ended September 30, 2005. Although we have reviewed and implemented plans to help reduce our overall operating expenses and will continue to do so, operating expenses may increase in the future if we expand and hire additional personnel. Our revenues in any period depend substantially on monthly service fees, on the number and size of donations that we process in that period for customer sponsored fundraising events and on the sale and licensing of our software products. In addition, the number and size of transactions we process tends to be seasonal, with the first calendar quarter representing the seasonal low for non-profit fundraising. As a result, it is possible that in some future periods, our revenues may not meet our expectations or, due to our increased expense levels, our results of operations may be below the expectations of current or potential investors. If this occurs, the price of our common stock may decline.

Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources, which could prevent us from properly servicing and maintaining customer relationships.

Acquisitions have been an important part of our development to date. During 2004, we completed acquisitions of several complementary businesses including Prospect Information Network, Carol/Trevelyan Strategy Group, BNW, Inc., KindMark, Inc., Kamtech, Inc., Giving Capital, Inc. and American Fundware, Inc. In the first quarter of 2005, we completed the acquisition of Gold Box, Inc. As part of our business strategy, we may acquire companies, services and technologies that we feel could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with important customer contacts or otherwise offer growth opportunities. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services, accounting and personnel;

•	difficulties in supporting and transitioning customers of our acquired companies;

•	Diversion of financial and management resources from existing operations;

•	risks of entering new sectors of the nonprofit industry;

•	potential loss of key employees; and

•	inability to generate sufficient revenues to offset acquisition or investment costs.

Acquisitions also frequently result in recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our operating results. We may issue common stock that would dilute our current stockholders’ ownership and incur debt and other costs in connection with future acquisitions which may cause our quarterly operating results to vary significantly. As a result, if we fail to properly evaluate and execute acquisitions or investments, we may not achieve the anticipated benefits of any such acquisition, and we may incur costs in excess of what we anticipate.

If we are not able to manage our growth effectively, we may not become profitable.

Since commencing operations in 2000, we have experienced significant growth, and we anticipate that expansion will continue to be required to address potential market opportunities. There can be no assurance that our infrastructure will be sufficiently scalable to manage our experienced growth and any future projected growth. For example, our anticipated growth will result in a significant increase in the volume of transactions handled by our payment processing system. If we are unable to sufficiently enhance and improve this system to handle this increased volume, our profitability and growth may suffer. In addition, to execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. There also can be no assurance that if we continue to expand our operations, management will be effective in expanding our physical facilities or that our systems, procedures or controls will be adequate to support such expansion. Our inability to manage our growth may harm our business.

Nonprofit organizations have not traditionally used the Internet or online software solutions, and they may not adopt our solution.

The market for online fundraising solutions for nonprofit organizations is new and emerging. Nonprofit organizations have not traditionally used the Internet or online software solutions for fundraising. We cannot be certain that the market will continue to develop and grow or that nonprofit organizations will elect to adopt our solution rather than continuing to use traditional offline methods, attempting to develop software solutions internally or utilizing standardized software solutions without integrating them. Nonprofit organizations that have already invested substantial resources in other fundraising methods may be reluctant to adopt a new approach like ours to supplement or replace their existing systems or methods. In addition, increasing concerns about fraud, privacy, reliability and other problems may cause nonprofit organizations not to adopt the Internet as a method for fundraising. We expect that we will continue to need to pursue intensive marketing and sales efforts to educate prospective nonprofit organization customers about the uses and benefits of our solution. If demand for and market acceptance of our solution does not occur, we may not grow our business as we expect.

If our efforts to increase awareness of Kintera Sphere and expand sales to other sectors of the nonprofit industry do not succeed, our revenue may not increase as we expect.

We have primarily sold our Kintera Sphere solution to nonprofit organizations in the health and human services, religion and education sectors, in part because they rely on special events for fundraising. Based on our experience, we believe that many nonprofit organizations in all nonprofit sectors are still unaware of the benefits that can be achieved through the use of Kintera Sphere. We intend to commit significant resources to promote awareness of Kintera Sphere, but we cannot assure you that we will be successful in this effort. Developing and maintaining awareness of Kintera Sphere is important to our success. If we fail to successfully promote Kintera Sphere, our financial condition could suffer. We have also begun, and intend to continue, to market Kintera Sphere to nonprofit organizations in additional nonprofit sectors. Organizations in these other sectors may not rely on special events or be as willing to purchase our solutions as health and human services nonprofit organizations. If we are unable to increase awareness of Kintera Sphere and expand sales to other sectors of the nonprofit industry, our revenue may not increase as we expect.

Any failure to manage and accurately account for the large amounts of donations we process could diminish the use of Kintera Sphere, which may prevent or delay our becoming profitable.

Our ability to manage and account accurately for the online donations we process requires a high level of internal controls. We have a limited operating history of maintaining these internal controls. As our business continues to grow, we must monitor our internal controls to ensure they are effective. Our success requires significant customer and donor confidence in our ability to handle large and growing donation volumes and amounts. Any failure to maintain necessary controls or to accurately manage online donations could severely diminish nonprofit organizations’ and donors’ use of Kintera Sphere.

We may experience customer dissatisfaction and lose sales if our solution does not scale to accommodate a high volume of traffic and transactions.

We seek to generate a high volume of traffic and transactions on the websites we host for our customers. A portion of our revenues depends on the number of donations raised by our customers using Kintera Sphere. Accordingly, the satisfactory performance, reliability and availability of our solution, including its processing systems and network infrastructure, are critical to our reputation and our ability to attract and retain new customers. Any system interruptions that result in the unavailability of our solution or reduced donor activity would reduce the volume of donations and may also diminish the attractiveness of our solution to our customers. Furthermore, our inability to add software and hardware or to develop and further upgrade our existing technology, payment processing systems or network infrastructure to accommodate increased traffic or increased transaction volume may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user’s experience, and delays in reporting accurate financial information. There can be no assurance that we will be able to effectively upgrade and expand our systems or to integrate smoothly any new technologies with our existing systems. Any inability to do so would have an adverse effect on our ability to maintain customer relationships and grow our business.

Our products may contain defects, which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our best efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of our products and adversely affect market acceptance of our products. We might not discover software errors that affect our new or current products or enhancements until after they are deployed, and we may need to provide enhancements to correct such errors. These errors could result in:

•	harm to our reputation;

•	lost sales;

•	delays in commercial release;

•	product liability claims;

•	delays in or loss of market acceptance of our products; and

•	unexpected expenses and diversion of resources to remedy errors.

We may not be able to develop new enhancements to or support services for Kintera Sphere at a rate required to achieve customer acceptance in our rapidly changing market.

Although Kintera Sphere is designed to operate with a variety of network hardware and software platforms, we will need to continuously modify and enhance Kintera Sphere to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. Our future success depends on our ability to develop new enhancements to or support services for Kintera Sphere that keep pace with rapid technological developments and that address the changing needs of our nonprofit customers.

We may not be successful in either developing such services or introducing them to the market in a timely manner. In addition, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our development expenses. Any failure of our services to operate effectively with the existing and future network platforms and technologies could limit or reduce the market for our services, result in customer dissatisfaction or cause our revenue growth to suffer.

If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers and safeguard confidential donor data, our reputation may be harmed and customers may be reluctant to use our service.

We rely on encryption and authentication technology to provide secure transmission of confidential information, including customer credit card and bank account numbers, and protect confidential donor data. Identity thieves and criminals using stolen credit card or bank account numbers could still potentially circumvent our anti-fraud systems. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the technology we use to protect sensitive transaction data. If any such compromise of our security were to occur, it could result in misappropriation of our proprietary information or interruptions in our operations and have an adverse impact on our reputation. We may have to spend significant money and time protecting against such security breaches or alleviating problems caused by such breaches. If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers or protect confidential donor data, our business may suffer.

If we were found subject to or in violation of any laws or regulations governing privacy or electronic fund transfers, we could be subject to liability or forced to change our business practices.

It is possible that the payment processing component of Kintera Sphere and certain services we provide are subject to various governmental regulations. In addition, we may be subject to the privacy provisions of the Gramm-Leach-Bliley Act and related regulations. Pending and enacted legislation at the state and federal levels, including those related to fundraising activities, may also restrict further our information gathering and disclosure practices, for example, by requiring us to comply with extensive and costly registration, reporting or disclosure requirements. Existing and potential future privacy laws may limit our ability to develop new products and services that make use of data gathered through our service. The provisions of these laws and related regulations are complicated, and we do not have extensive experience with these laws and related regulations. Even technical violations of these laws can result in penalties that are assessed for each non-compliant transaction. Given the high volumes of transactions we process, if we were found to be subject to and in violation of any of these laws or regulations, our business would suffer and we would likely have to change our business practices. In addition, these laws and regulations could impose significant compliance costs on us and make it more difficult for donors to make online donations.

System failure could harm our reputation and reduce the use of Kintera Sphere by nonprofit organizations, which could cause our revenues and operating results to decline.

If nonprofit organizations believe Kintera Sphere to be unreliable, they will be unlikely to use Kintera Sphere which will harm our revenue and profits. Our systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, electronic virus or worm attacks and similar events. They also could be subject to break-ins, sabotage and intentional acts of vandalism. Our business interruption insurance may not be sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities could result in interruptions in our services. Interruptions in our service could harm our reputation and reduce our revenues and profits.

Sales cycles to major customers can be long, which makes it difficult to forecast our results.

It typically takes us between three and nine months to complete a sale to a major customer account, but it can take us up to one year or longer. It is therefore difficult to predict the quarter in which a particular sale will occur and to forecast our sales. The period between our initial contact with a potential customer and its purchase of Kintera Sphere is relatively long due to several factors, including:

•	our need to educate potential customers about the uses and benefits of Kintera Sphere;

•	our customers have budget cycles which affect the timing of purchases; and

•	many of our customers have lengthy internal approval processes before purchasing our services.

Any delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter, as well as subsequent quarters over which revenues for the sale may be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues.

Because we recognize revenue from upfront payments ratably over the term of the contract, downturns in sales may not be immediately reflected in our revenues.

We have derived the substantial majority of our historical revenues from fees paid by nonprofit organizations related to their use of Kintera Sphere, and we anticipate that Kintera Sphere will account for an increasing portion of our revenues in future periods. The fees we receive for Kintera Sphere include upfront fees that nonprofit organizations pay for the right to access to Kintera Sphere. We recognize revenue from the upfront service fees over the term of the contract, which is typically one year or more. As a result, a portion of our revenues in each quarter is deferred revenue from contracts entered into and paid for during previous quarters. Because of this deferred revenue, the revenues we report in any quarter or series of quarters may mask significant downturns in sales and the market acceptance of Kintera Sphere.

Our ability to generate increased revenues depends in part on the efforts of our strategic partners, over whom we have little control.

Our ability to generate increased revenues depends in part upon the ability and willingness of our strategic partners to increase awareness of our solution to their customers. We cannot control the level of effort these partners expend or the extent to which any of them will be successful in increasing awareness of our solution. We may not be able to prevent these parties from devoting greater resources to support services developed by them or other third parties. If our strategic partners fail to increase awareness of our solution or to assist us in getting access to decision-makers, then we may need to increase our marketing expenses, change our marketing strategy or enter into marketing relationships with different parties, any of which could impair our ability to generate increased revenues.

We are dependent on our management team, and the loss of any key member of this team may prevent us from achieving our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel. In particular, we rely on Harry E. Gruber, M.D., our President, Chief Executive Officer and Chairman. We do not have employment agreements with our executive officers and, therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business, results of operations and financial condition. We cannot assure you that in such an event we would be able to recruit personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

In the past year we have hired several new members of our senior management and have experienced a high rate of employee turnover at all levels. Our newly-hired employees have not worked with our senior management team and finance personnel for a significant length of time, and we cannot assure you that these management transitions will not result in some disruption of our business. If our new senior management team and finance department are unable to work together effectively to implement our strategies, manage our operations and accomplish our objectives, our business, operations and financial results could be severely impaired.

Because competition for highly qualified sales and software development personnel is intense, we may not be able to attract and retain the employees we need to support our planned growth.

To execute our growth plan, we have significantly increased the size of our sales force and software development staff. To successfully meet our objectives, we must continue to attract and retain highly qualified sales and software development personnel with specialized skill sets focused on the nonprofit industry. In addition, we have experienced a high level of employee turnover. Competition for qualified sales and software development personnel can be intense, and we cannot assure you that we will be successful in retaining current employees or attracting and retaining new ones. The pool of qualified personnel with experience working with or selling to nonprofit organizations is limited. Our ability to expand our sales team will depend on our ability to recruit, train and retain top quality people with advanced skills who understand sales to nonprofit organizations. Because the sale of online fund raising solutions is still relatively new, there is a shortage of sales personnel with the experience we need. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications for our business. In addition, it takes time for our new sales personnel to become productive, particularly with respect to obtaining major customer accounts. In many cases, newly hired sales personnel are unable to develop their skills rapidly enough, which results in a relatively high turnover rate and a corresponding increased need to make continual new hires. If we are unable to hire or retain qualified sales and software development personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity slower than anticipated, it would be more difficult for us to sell our solution, and we may experience a shortfall in revenues and not achieve our planned growth.

Our failure to compete successfully against current or future competitors could cause our revenues or market share to decline.

Our market is fragmented, competitive and rapidly evolving, and there are limited barriers to entry for some aspects of this market. We mainly face competition from four sources:

•	traditional fundraising methods;

•	custom developed solutions created by technical staff or outside custom service providers;

•	companies that offer specialized software designed to address needs of businesses across a variety of industries; and

•	companies that offer integrated software solutions designed to address the needs of nonprofit organizations.

In the past, we have competed with these companies by focusing on and committing significant resources to promote awareness of Kintera Sphere to nonprofit organizations in the health and human services sector, and by developing features to better meet the needs of our customers. However, the companies we compete with may have greater financial, technical and marketing resources, generate greater revenues and better name recognition than we do. These competitive pressures could cause our revenues and market share to decline.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and establish our Kintera Sphere brand.

Our success and ability to compete depend in part on our internally developed technology and software applications. We rely on patent, trademark, copyright and trade secret laws and restrictions in the United States and other jurisdictions, together with contractual restrictions on our employees, strategic partners and customers, to protect our proprietary rights. Any of our trademarks may be challenged by others or invalidated through administrative process or litigation. As of September 30, 2006, we have three issued patents, 21 pending patent applications in the United States and 1 foreign pending patent application. We may not be successful in obtaining these patents and we may be unable to obtain additional patent protection in the future. In addition, any issued patents may not provide us with any competitive advantages, or may be challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our solution is available. As a result, we cannot assure you that our means of protecting our proprietary rights will be adequate. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Any such infringement or misappropriation could have a material adverse effect on our revenues and prospects for growth.

Litigation may harm our business or otherwise distract our management.

Substantial, complete or extended litigation could cause us to incur large expenditures and distract our management. For example, lawsuits by employees, stockholders or customers could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes on terms favorable to us.

Risks Related to Our Common Stock and this Offering

Our common stock price may fluctuate substantially, and your investment could suffer a decline in value.

The market price of our common stock may be volatile and could fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	the introduction of new products or services, or product or service enhancements by us or our competitors;

•	developments with respect to our or our competitors’ intellectual property rights;

•	announcements of significant acquisitions or other agreements by us or our competitors;

•	our sale of common stock or other securities in the future;

•	the trading volume of our common stock;

•	conditions and trends in the nonprofit industry;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in the estimation of the future size and growth of our markets; and

•	general economic conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock market in general, the Nasdaq Global Market, and the market for shares of technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities and technology companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder derivative lawsuits securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Our publicly-filed reports are reviewed from time to time by the SEC and any significant changes or amendments required as a result of any such review may result in material liability to us and may have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements, and the SEC is required to undertake a comprehensive review of a company’s reports at least once every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply, in all material respects with the published rules and regulations of the SEC, we could be required to modify, amend or reformulate information contained in prior filings as a result of an SEC review. Any modification, amendment or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business.

As described in Item 9A of our Annual Report on Form 10-K, we identified several material weaknesses in our control over financial reporting in connection with the audit of our financial statements for the year ended December 31, 2005. Management believes that new and existing internal controls related to revenue accounting and our financial close process must continue to be improved and operate effectively for a sufficient period of time to validate a conclusion that such controls are effective. As a result, management has concluded that our disclosure controls and procedures were not effective as of September 30, 2006. We have implemented, and continue to implement, actions to address these weaknesses and to enhance the reliability and effectiveness of our internal controls and operations; however, we cannot assure you that the measures we have taken to date or any future measures will remediate the material weaknesses discussed in this Report.

In addition, from time to time we acquire businesses which could have limited infrastructure and systems of internal controls. Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is costly and requires considerable management attention, particularly in the case of newly acquired entities. Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

We also cannot assure you that we will implement and maintain adequate controls over our financial processes and reporting in the future or that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. Any failure to remediate any future material weaknesses or implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements or other public disclosures. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Because of their significant stock ownership, some of our existing stockholders will be able to exert control over us and our significant corporate decisions.

Our executive officers, directors and their affiliates own, in the aggregate, approximately 30.3% of our outstanding common stock as of September 30, 2006. As a result, these persons, acting together, have the ability to exercise significant influence over the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any significant transaction involving us. In addition, these persons, acting together, have the ability to control our management and affairs. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring, or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover, or other business combination involving our company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our future capital needs are uncertain, and we may need to raise additional funds in the future which may not be available on acceptable terms or at all.

Our capital requirements will depend on many factors, including:

•	acceptance of, and demand for, Kintera Sphere and our other product and service offerings;

•	the costs of developing new products, services or technology;

•	the extent to which we invest in new technology and product development;

•	the number and timing of acquisitions and other strategic transactions; and

•	the costs associated with the growth of our business, if any.

Our existing sources of cash and cash flows may not be sufficient to fund our activities. As a result, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those or our existing stockholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products and services, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

Our certificate of incorporation, as amended, and our bylaws, as amended, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable, including provisions authorizing the board of directors to issue preferred stock, prohibiting stockholder action by written consent and requiring advance notice for nominations for election to our board of directors or for proposing matters to be acted upon by stockholders at meetings of our stockholders. In addition, our certificate of incorporation, as amended, and bylaws, as amended, also provide that our board of directors is classified into three classes of directors, with each class elected at a separate election. The existence of a staggered board could delay a potential acquiror from obtaining majority control of our board, and thus deter potential acquisitions that might otherwise provide our stockholders with a premium over the then current market price for their shares.

In addition, on January 25, 2006, we adopted a stockholder rights plan (“Rights Plan”). Pursuant to the Rights Plan, our board of directors declared a dividend distribution of one preferred share purchase right (“Right”) on each outstanding share of our common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of a newly created Series A Preferred Stock at a purchase price of $50.00, subject to adjustment, in the event the Right becomes exercisable. Subject to limited exceptions, the Rights will become exercisable if a person or group acquires more than 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. If we are acquired in a merger or other business combination transaction which has not been approved by our board of directors, each Right will entitle its holder to purchase, at the Right’s then-current purchase price, a number of the acquiring company’s common shares having a market value at the time of twice the Right’s exercise price. The Rights Plan may discourage certain types of transactions involving an actual or potential change in control and may limit our stockholders’ ability to approve transactions that they deem to be in their best interests. As a result, these provisions may depress our stock price.

We are also governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, as amended, and our bylaws, as amended, and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could prevent the consummation of a transaction in which our stockholders could receive a premium over the then current market price for their shares.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this registration statement.

For example, effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 Share-Based Payment (revised 2004) (“SFAS 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, which requires us to treat the fair value of stock options granted to employees as an expense. Prior to January 1, 2006, we were generally not required to record compensation expense in connection with stock option grants to employees, and we have relied heavily on stock options to motivate existing employees and attract new employees. The change had a significant impact on our results of operations for the three and nine months ended September 30, 2006. The specific impact of the new standard in future periods, however, cannot be predicted at this time because it will depend on levels of stock options or other share-based payments granted and the possible variability in the valuation assumptions used in the future. The requirement to expense the fair value of stock option grants may reduce the attractiveness of granting stock options. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees.

Any other subsequent changes in the accounting rules applicable to us may also have an adverse effect on our results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “future,” “plan,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors”, contained elsewhere in this prospectus or that may be set forth in other documents that we subsequently incorporate by reference into this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. These forward-looking statements are made only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The shares are being registered hereunder for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders. We will receive the proceeds from the exercise of the warrants by the selling stockholders if they are exercised other than on a cashless exercise basis.

DILUTION

The pro forma net tangible book value per share of our common stock will be substantially below an assumed public offering price of $1.31. Our pro forma net tangible book value as of September 30, 2006 (after giving effect to the sale of 4,000,000 shares of our common stock and warrants exercisable for up to 1,200,000 shares of our common stock on December 15, 2006 for net proceeds of $4.5 million) was approximately $14.2 million, or approximately $0.35 per share. Pro forma net tangible book value per share represents our total net tangible assets as of September 30, 2006 (after giving effect to the receipt of $5.0 million from the sale of our common stock on December 15, 2006 and after deducting placement fee costs and estimated offering costs payable by us), divided by the number of shares of our common stock outstanding at September 30, 2006 plus 4,000,000 shares of common stock sold on December 15, 2006 and 72,243 shares of common stock issued to one of our stockholders. Dilution in pro forma net tangible book value per share represents the difference between the amount per share of our common stock that you pay and the pro forma net tangible book value per share of our common stock immediately afterwards. Assuming an offering price of $1.31, you will incur immediate and substantial dilution of $0.96 per share. The actual prices at which the selling stockholders may sell shares of our common stock will vary from time to time. Therefore, the actual amount of dilution that you will experience, if any, will depend upon the price at the time of your purchase.

The following table illustrates this dilution per share:

Assumed offering price per share	$1.31
Pro forma net tangible book value per share as of September 30, 2006	$0.35

Dilution per share to you	$0.96

The above table:

•	Assumes no exercise of options or warrants after September 30, 2006. As of December 15, 2006, there were outstanding (i) options to purchase a total of 6,324,433 shares of common stock at a weighted average exercise price of $3.31 per share and (ii) warrants to purchase a total of 3,000,000 shares of common stock at a price per share of $1.60, which includes warrants to purchase 1,200,000 shares of common stock covered by this prospectus. To the extent outstanding options or warrants are exercised, you would experience further dilution. In addition, to the extent there are purchases made under our employee stock purchase plan, you may experience further dilution.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. In addition, we have advised each selling stockholder that the Commission currently takes the position that coverage of short sales “against the box” prior to the effective date of the registration statement of which this prospectus is a part would be a violation of Section 5 of the Securities Act, as described in Item 65, Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance.

If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SELLING STOCKHOLDERS

On December 12, 2006 we entered into a securities purchase agreement with the selling stockholders pursuant to which we sold 4,000,000 shares of common stock at $1.25 per share and issued warrants to purchase 1,200,000 shares of our common stock with an exercise price of $1.60 per share which may be exercised for five years from the date of the closing of the private placement. All of those shares and the shares issuable upon exercise of the warrants are included among the shares whose resale are covered by this prospectus. In connection with the securities purchase agreement, we entered into a registration rights agreement under which we agreed to register all of these shares under the Securities Act for resale to the public, and subject to the terms and conditions of such agreement, to cause the registration statement of which this prospectus is a part to be kept effective until the earlier of (i) five years from the date the registration statement was declared effective by the SEC, (ii) such time as all of the shares offered by this prospectus have been sold, and (iii) such time as all of the shares may be sold pursuant to Rule 144(k) under the Securities Act. In addition, we have included 72,243 shares of common stock held by Gregory A. Williams among the shares whose resale are covered by this prospectus.

The following table sets forth the names of the selling stockholders, the number of shares being registered for sale as of the date of this prospectus and the number of shares of common stock known by us to be beneficially owned by each of the selling stockholders. The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold.

Except as set forth below in the table, none of the selling stockholders is a registered broker-dealer or is an affiliate of a registered broker-dealer. BTG Investments, LLC is affiliated with Roth Capital Partners, the placement agent engaged by us in connection with our private placement transactions in 2004, 2005 and 2006. Except as noted in the preceding sentence, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our shares or other securities.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering			Shares Offered by This Prospectus		Shares of Common Stock Beneficially Owned After the Offering
	Number		Percentage(1)			Number	Percentage(1)
BTG Investments, LLC
c/o BTG Investments, LLC 24 Corporate Plaza Newport Beach, CA 92660	684,000	(2)	1.7%	416,000	(3)	268,000	*
CCM Master Qualified Fund, Ltd.
c/o Coghill Capital Management, LLC One N. Wacker Dr., #4350 Chicago, IL 60606	3,979,407	(4)	9.9%	520,000	(5)	3,579,407	8.6%
Magnetar Capital Master Fund Ltd.
c/o Magnetar Financial, LLC 1603 Orrington Avenue, 13th Floor Evanston, IL 60201	2,807,337	(6)	6.9%	1,560,000	(7)	1,247,337	3.1%
Walker Smith Capital / SRB Greenway
c/o Walker Smith Capital / SRB Greenway 300 Crescent Court, Suite 1111 Dallas, TX 75201
Walker Smith International Fund, Ltd.	138,712	(8)	*	47,112	(9)	91,600	*
Walker Smith Capital (QP), L.P.	98,157	(10)	*	33,904	(11)	64,253	*
Walker Smith Capital, L.P.	15,851	(12)	*	5,304	(13)	10,547	*
SRB Greenway Offshore Operating Fund, L.P.	32,773	(14)	*	19,760	(15)	13,013	*

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering			Shares Offered by This Prospectus		Shares of Common Stock Beneficially Owned After the Offering
	Number		Percentage(1)			Number	Percentage(1)
SRB Greenway Capital (QP), L.P.	608,851	(16)	1.5%	446,264	(17)	162,587	*
SRB Greenway Capital, L.P.	78,376	(18)	*	53,976	(19)	24,400	*
HHMI Investments, L.P.	51,280	(20)	*	17,680	(21)	33,600	*
Diker Management, LLC
c/o Diker Management, LLC 745 5th Avenue, Suite 1409 New York, NY 10151
Diker M&S Cap Master, Ltd.	589,550	(22)	1.5%	589,550	(22)	—	—
Diker Micro and Small Cap Fund, LP	612,430	(23)	1.5%	612,430	(23)	—	—
Diker Value-Tech QP Fund, LP	1,040,225	(24)	2.6%	450,411	(24)	589,814	1.5%
Diker Value-Tech Fund, LP	888,642	(25)	2.2%	382,317	(25)	506,325	1.3%
Central National Gottesman, Inc.	104,417	(26)	*	45,292	(26)	59,125	*
Gregory A. Williams	72,243		*	72,243		—	—

*	Represents less than one percent.

(1)	Applicable percentage ownership is based on 40,080,940 shares of our common stock outstanding as of December 20, 2006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of our common stock subject to options or warrants currently exercisable, or exercisable within 60 days after December 20, 2006, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Includes 166,000 shares issuable upon exercise of warrants held by BTG Investments, LLC and 23,000 shares of common stock held by Gordon J. Roth. Each of Byron Roth and Gordon Roth has voting and dispositive power with respect to the shares to be resold by BTG Investments LLC. BTG Investments LLC, an affiliate of a broker-dealer, acquired the securities offered hereby in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Gordon J. Roth exercises sole voting and dispositive power with respect to the 23,000 shares held in his name.

(3)	Includes 96,000 shares issuable upon exercise of a warrant.

(4)	Clint D. Coghill of CCM Master Qualified Fund, Ltd. exercises sole voting and dispositive powers with respect to the shares registered on behalf of CCM Master Qualified Fund, Ltd. The amount of shares indicated does not include warrants to purchase shares of common stock that are not exercisable within 60 days.

(5)	Includes 120,000 shares issuable upon exercise of a warrant.

(6)	Includes 960,000 shares issuable upon exercise of warrants. Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.

(7)	Includes 360,000 shares issuable upon exercise of a warrant.

(8)	Includes 102,472 shares issuable upon exercise of warrants. Reid S. Walker and G. Stacy Smith of Greenway Capital / Walker Smith exercise shared voting and dispositive powers with respect to the shares registered on behalf of Walker Smith International Fund, Ltd.

(9)	Includes 10,872 shares issuable upon exercise of a warrant.

(10)	Includes 72,077 shares issuable upon exercise of warrants. Reid S. Walker and G. Stacy Smith of Greenway Capital / Walker Smith exercise shared voting and dispositive powers with respect to the shares registered on behalf of Walker Smith Capital (QP), L.P.

(11)	Includes 7,824 shares issuable upon exercise of a warrant.

(12)	Includes 11,771 shares issuable upon exercise of warrants. Reid S. Walker and G. Stacy Smith of Greenway Capital / Walker Smith exercise shared voting and dispositive powers with respect to the shares registered on behalf of Walker Smith Capital, L.P.

(13)	Includes 1,224 shares issuable upon exercise of a warrant.

(14)	Includes 17,573 shares issuable upon exercise of warrants. Steven R. Becker of Greenway Capital / Walker Smith exercises sole voting and dispositive powers with respect to the shares registered on behalf of SRB Greenway Offshore Operating Fund, L.P.

(15)	Includes 4,560 shares issuable upon exercise of a warrant.

(16)	Includes 265,571 shares issuable upon exercise of warrants. Steven R. Becker of Greenway Capital / Walker Smith exercises sole voting and dispositive powers with respect to the shares registered on behalf of SRB Greenway Capital (QP), L.P.

(17)	Includes 102,984 shares issuable upon exercise of a warrant.

(18)	Includes 36,856 shares issuable upon exercise of warrants. Steven R. Becker of Greenway Capital / Walker Smith exercises sole voting and dispositive powers with respect to the shares registered on behalf of SRB Greenway Capital, L.P.

(19)	Includes 12,456 shares issuable upon exercise of a warrant.

(20)	Includes 37,680 shares issuable upon exercise of warrants. Reid S. Walker and G. Stacy Smith of Greenway Capital / Walker Smith exercise shared voting and dispositive powers with respect to the shares registered on behalf of HHMI Investments, L.P.

(21)	Includes 4,080 shares issuable upon exercise of a warrant.

(22)	Includes 136,050 shares issuable upon exercise of a warrant.

(23)	Includes 141,330 shares issuable upon exercise of a warrant.

(24)	Includes 103,941 shares issuable upon exercise of a warrant.

(25)	Includes 88,227 shares issuable upon exercise of a warrant.

(26)	Includes 10,452 shares issuable upon exercise of a warrant.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for Kintera by Morrison & Foerster LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Securities and Exchange Commission as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy statements, and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, D.C. 20549. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. Copies of materials not available on the website can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, through an electronic mail message to the Internet group mailbox publicinfo@sec.gov, by fax (202) 777-1027 or by mail 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1 800 SEC 0330.

We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we may disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is complete:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders held on July 20, 2006, filed on June 19, 2006;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 10, 2006, January 25, 2006, February 13, 2006, March 13, 2006, April 12, 2006, May 11, 2006, July 24, 2006, August 10, 2006, November 9, 2006, December 13, 2006 and December 18, 2006;

•	Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 8, 2006; and

•	The description of our common stock that is contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act that became effective on December 11, 2003, including any amendments or reports filed for the purpose of updating such description.

We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings excluding exhibits except to the extent such exhibits are specifically incorporated by reference. You may request a copy of these filings, at no cost, by writing us at Kintera, Inc., 9605 Scranton Road, Suite 240, San Diego, California 92121 or telephoning us at (858) 795-3000.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the front of those documents.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee.

Registration fee	$764.00
Printing and engraving expenses	$25,000.00
Legal fees and expenses	$100,000.00
Accounting fees and expenses	$25,000.00
Transfer agent and registrar fees	$10,000.00
Roth Capital Partners placement agent fees	$350,000.00
Miscellaneous fees and expenses	$10,000.00

Total	$520,764.00

Item 15.	Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation, as amended, and the registrant’s bylaws, as amended, provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct).

These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Item 16.	Exhibits.

Exhibit Number	Description of Document
4.1(1)	Specimen Common Stock Certificate.

5.1	Opinion of Morrison & Foerster LLP.

10.1(2)	Securities Purchase Agreement among the Company and the investors identified on the signature pages thereto, dated as of December 12, 2006.

10.2(2)	Registration Rights Agreement among the Company and the investors identified on the signature pages thereto, dated as of December 12, 2006.

10.3(2)	Warrant Amendment Agreement among the Company and the investors identified on the signature pages thereto, dated as of December 12, 2006.

10.4(2)	Form of Warrant issued by the Company to the investors at the closing of the private placement.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

Exhibit Number	Description of Document
23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-4).

(1)	Filed with Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-109169) dated December 10, 2003.

(2)	Filed on Current Report on Form 8-K on December 13, 2006.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 27th day of December, 2006.

KINTERA, INC.

By:	/S/ RICHARD DAVIDSON
Richard Davidson
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Harry E. Gruber, M.D., Dennis N. Berman and Richard Davidson or any of them, as his or her attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act in connection with or related to the offering contemplated by this registration statement as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ HARRY E. GRUBER, M.D. Harry E. Gruber, M.D.	President, Chief Executive Officer and Director (Principal Executive Director)	December 27, 2006

/S/ RICHARD DAVIDSON Richard Davidson	Chief Financial Officer (Principal Financial and Accounting Officer)	December 27, 2006

/S/ DENNIS N. BERMAN Dennis N. Berman	Executive Vice President, Corporate Development and Director (Vice Chairman of the Board of Directors)	December 27, 2006

/S/ ALLEN B. GRUBER, M.D. Allen B. Gruber, M.D.	Executive Vice President, Operations and Director	December 27, 2006

Hector Garcia-Molina, Ph.D.	Director

/S/ ALFRED R. BERKELEY III Alfred R. Berkeley III	Director	December 27, 2006

/S/ PHILIP HEASLEY Philip Heasley	Director	December 27, 2006

/S/ DEBORAH D. RIEMAN, PH.D. Deborah D. Rieman, Ph.D.	Director	December 27, 2006

/S/ ROBERT J. KORZENIEWSKI Robert J. Korzeniewski, C.P.A.	Director	December 27, 2006

Index to Exhibits

Exhibit Number	Description of Document
4.1(1)	Specimen Common Stock Certificate.

5.1	Opinion of Morrison & Foerster LLP.

10.1(2)	Securities Purchase Agreement among the Company and the investors identified on the signature pages thereto, dated as of December 12, 2006.

10.2(2)	Registration Rights Agreement among the Company and the investors identified on the signature pages thereto, dated as of December 12, 2006.

10.3(2)	Warrant Amendment Agreement among the Company and the investors identified on the signature pages thereto, dated as of December 12, 2006.

10.4(2)	Form of Warrant issued by the Company to the investors at the closing of the private placement.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-4).

(1)	Filed with Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-109169) dated December 10, 2003.

(2)	Filed on Current Report on Form 8-K on December 13, 2006.